Stereotaxis, Inc. 4320 Forest Park Avenue, Suite 100 St. Louis, MO 63108 (314) 678-6100 (314) 678-6300 Fax

August 1, 2012

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Stereotaxis, Inc. Registration Statement on Form S-1
(Commission File No. 333-181618)

Dear Sir or Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the registration statement referred to above be declared effective on Friday, August 3, 2012 at 4:15 p.m. E.T. or as soon thereafter as shall be practicable. In addition, the Company hereby acknowledges that:

·	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Karen W. Duros

By: Karen W. Duros

Senior Vice President, General Counsel & Secretary

cc: James Nouss, Jr.

Robert J. Endicott